 Exhibit 99.1

CIBC releases revised Supplementary Financial Information following previously announced changes to strategic business units

TORONTO, Nov. 13, 2026 /CNW/ -- CIBC (TSX: CM) (NYSE: CM) released today an abridged version of its Q3 2026 Supplementary Financial Information package, which reflects the performance on a retrospective basis of the strategic business units associated with the previously announced realignment. Specifically:

  We have realigned the external reporting of our commercial banking and wealth management businesses, previously within the Canadian Commercial Banking and Wealth Management, and the U.S. Commercial Banking and Wealth Management strategic business units (SBUs), to form two new SBUs: Commercial Banking (consisting of Canadian and U.S. Commercial banking), and Wealth Management (consisting of Canadian and U.S. Wealth management).
  As part of this realignment, certain corporate costs that were previously recognized in Corporate and Other were allocated to all four of our SBUs, including Canadian Personal and Business Banking and Capital Markets, certain Treasury related adjustments and other income that were previously recognized in the U.S. Commercial Banking and Wealth Management were reclassified to Corporate and Other, and certain common equity related to capital deductions that were previously in Corporate and Other was allocated to all four of our SBUs.

In addition, prior period amounts for fiscal 2025 and 2024 were restated under the new reporting structure for certain changes that were applied prospectively in the first quarter of 2026, including the allocation of certain dividends and distributions of preferred and other equity instruments, that were previously recognized in Corporate and Other to all four SBUs.

While the changes impacted the results of our SBUs and Corporate and Other to reflect the new SBU structure and changes in allocation methodologies, there was no impact to the Bank's consolidated financial results.

The abridged version of the Q3 2026 Supplementary Financial Information package is available at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC
CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking, Wealth Management and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC - Investor Relations

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For further information: For further information: Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact: Geoff Weiss, Senior Vice-President, 416-980-5093, geoffrey.weiss@cibc.com; Media Enquiries: Financial, business and trade media may contact: Erica Belling, 416-594-7251, erica.belling@cibc.com; Tom Wallis, 416-980-4048, tom.wallis@cibc.com

CO: CIBC - Investor Relations

CNW 06:00e 13-NOV-26